UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
KapitalWise, Inc.

Legal status of issuer

> ***Form***
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> April 11, 2017

Physical address of issuer
43 West 23rd Street New York City, New York 10010

Website of issuer
www.kapitalwise.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
May 18, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
7

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$66,893.00	$174,544.00
Cash & Cash Equivalents	$9,893.00	$60,544.00
Accounts Receivable	$57,000.00	$0.00
Short-term Debt	$5,400.00	$0.00
Long-term Debt	$219,080.00	$161,883.00
Revenues/Sales	$79,000.00	$30,800.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$197,123.00	-$110,187.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 18, 2020

FORM C

Up to $107,000.00

KapitalWise, Inc.



Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by KapitalWise, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$107,000.00	$5,350.00	$101,650.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.kapitalwise.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is March 18, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form

C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.kapitalwise.com.
   1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
   2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
   3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
   4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
   5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

KapitalWise, Inc. (the "Company") is a Delaware corporation, formed on April 11, 2017.

The Company is located at 43 West 23rd Street in New York City, New York 10010.

The Company's website is www.kapitalwise.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

Exhibit B to this Form C contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C.

The Business

KapitalWise's artificial intelligence (AI) platform was created to help banks hyper-personalize customer engagement. The platform seeks to detect and predict customer credit, financial, and life events. It then notifies bank relationship managers and provides recommendations to help customers achieve their financial goals. KapitalWise has designed its platform to help relationship managers create more personalized relationships with clients that they can then use to upsell and cross-sell appropriate products and services. Banks can also make use of the KapitalWise API platform to improve consumer engagement through automated marketing or extending the insights through digital channels such as bank's mobile app or online banking portals. By making customer interactions more efficient, KapitalWise believes it can help banking clients improve customer retention and reduce employee head count.

The Offering

Minimum amount of Crowd Note Crowd Note being offered	$25,000.00 Principal Amount
Total Crowd Note Crowd Note outstanding after Offering (if minimum amount reached)	$25,000.00 Principal Amount
Maximum amount of Crowd Note Crowd Note	$107,000.00 Principal Amount
Total Crowd Note Crowd Note outstanding after Offering (if maximum amount reached)	$107,000.00 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	May 18, 2020
Use of proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	See the description of the voting rights on page 39 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were organized as a Delaware corporation in 2017. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and

information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by Bank-level data encryption and the highest level of data security during transmission. The expenses associated with protecting our information/ these steps could reduce our operating margins.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Sajil Koroth, who is the Chief Executive Officer and Chief Technology Officer of the Company. The Company has or intends to enter into employment agreements with Sajil Koroth although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Sajil Koroth or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Sajil Koroth in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Sajil Koroth were to die or

become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject

operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Negative public opinion could damage our reputation and adversely affect our business.

Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.

General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors and borrowers to participate on our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our marketplace. Adverse economic conditions could also reduce the number of individuals seeking to invest in loans facilitated on our marketplace, reduce the number of qualified borrowers seeking loans on our marketplace and result in borrowers being unable to make payments. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

Our business depends on our ability to successfully manage our credit risk, and failing to do so may result in high charge-off rates.

Our success depends on our ability to manage our credit risk while attracting new customers with profitable usage patterns. We select our customers, manage their accounts and establish terms and credit limits using proprietary scoring models and other analytical techniques that are designed to set terms and credit limits to appropriately compensate us for the credit risk we accept, while encouraging customers to use their available credit. The models and approaches we use to manage our credit risk may not accurately predict future charge-offs for various reasons discussed in the preceding risk factor. There can be no assurance that our credit underwriting and risk management strategies will enable us to avoid high charge-off levels or delinquencies, or that our allowance for loan losses will be sufficient to cover actual losses.

Our collection operations may not compete effectively to secure more of customers' diminished cash flow than our competitors. In addition, we may not identify customers who are likely to default on their payment obligations to us and reduce our exposure by closing credit lines and restricting authorizations quickly enough, which could have an adverse effect on our business. Our ability to manage credit risk also may be adversely affected by legal or regulatory changes (such as bankruptcy laws and minimum payment regulations) and collection regulations, competitors' actions and consumer behavior, as well as inadequate collections staffing, techniques, models and performance of vendors such as collection agencies.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.

We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Equifax, Amazon, and Acxiom, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.
Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order

additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility

than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The Company depends on the performance of distributors, carriers and other resellers.

The Company distributes its products through core banking tech providers, digital banking providers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including staffing selected resellers' stores with Company employees and contractors, and improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 65.53% of the Company. Subject to any fiduciary duties owed to our other owners or investors under New York law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management,

delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Affiliates of the Company, including officers, directors and existing members of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company, and its prospects to receive investments of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the equity holders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote share in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

KapitalWise's artificial intelligence (AI) platform was created to help banks hyper-personalize customer engagement. The platform seeks to detect and predict customer credit, financial, and life events. It then notifies bank relationship managers and provides recommendations to help customers achieve their financial goals. KapitalWise has designed its platform to help relationship managers create more personalized relationships with clients that they can then use to upsell and cross-sell appropriate products and services. Banks can also make use of the KapitalWise API platform to improve consumer engagement through automated marketing or extending the insights through digital channels such as bank's mobile app or online banking portals. By making customer interactions more efficient, KapitalWise believes it can help banking clients improve customer retention and reduce employee head count.

Business Plan

KapitalWise is pursuing a business-to-business (B2B) model for the distribution of its technology. It utilizes volume-based pricing. It charges $1.80 to $3.00 per account per year plus an additional fee for FICO and credit inquiry access. FICO and credit inquiry access costs $1.50 per year per account. Additionally, the company charges an installation fee for onsite installations which typically ranges from $150,000 to $300,000 depending on the size of the client and work needed to complete the integration. Onsite installation entails integrating the KapitalWise technology platform with internal bank systems such as CRM systems and marketing tools. Yearly pricing is as follows:

Tier 1	Tier 2	Tier 3	Tier 4
0 – 10,000 customer accounts	10,000 – 25,000 customer accounts	25,000 to 50,000 customer accounts	50,000 or more customer accounts
$3.00 per year per customer	$2.40 per year per customer	$2.00 per year per customer	$1.80 per year per customer

KapitalWise has identified two target customer groups: large U.S. banks and global banks in the U.S. market, and regional/community banks and credit unions in the U.S. The Company has been building a deal pipeline by leveraging a network of contacts that has been cultivated from its participation in startups accelerators, banking associations, and company advisors. One method the company hopes to use to gain traction is pursuing strategy partnerships with larger financial technology providers. KapitalWise would like to provide these larger technology providers with solutions on top of their existing core technology.

Thus far, the Company has had some early success with email marketing campaigns. As the Company continues to build traction, it hopes to launch a full-scale email marketing campaign aimed at decision makers at large financial institutions. The campaign will include several versions to target financial institutions based on the product features KapitalWise believes it can offer to fill a gap in their current systems.

Additionally, KapitalWise intends to continue building its network of industry contacts through attending, presenting at, and exhibiting at fintech and banking events. The Company believes direct interaction with banking executives, particularly with those attending events focused on innovation, is the most powerful way to start a conversation that could lead to a sale conversion.

These conversations also provide valuable feedback that can be used to fine tune products and growth strategies.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
KapitalWise Relationship Management Dashboard	A platform that notifies bank's relationship managers about customers' life and financial events, recommending products and services to help customers achieve life goals.	United States, United Kingdom, and South Africa
Financial Wellness Tools	Bank customer facing tools that aims to help customers improve their financial wellness. These tools aim to help customers start investing and saving with few simple steps.	South Africa

KapitalWise Relationship Management Tool: This tool is fully developed and being deployed in one of the top-three US retail banks by market capitalization. We aim to use the proceeds to deploy this solution in two or three additional banks in the next 12 months.

Financial Wellness Tools: This tool has been built and is currently in testing. We aim to use some of the proceeds from this raise to commercialize this product and also expand into international markets.

Competition

The Company's primary competitors are Flybits, Kasisto, Personetics Segmint, and Strands.

KapitalWise is a data analytics platform for banks and financial institutions. We believe we are uniquely positioned as a platform that detects and analyze consumer's life and financial events to facilitate bank recommendation of products and services to help their customers achieve financial goals. We aim to differentiate ourselves from our competitors by acting as a data aggregation platform for consumer data to provide improved insights on what's changing with the consumer's life and how to better engage them. For larger financial institutions that may have in-house data science capacity, we aim to help them get to market faster by plugging in our solution rather than building it from scratch in-house.

Customer Base

Since inception, KapitalWise has piloted its platform with three large bank clients. Due to non-disclosure agreements between KapitalWise and the pilot customers, the company cannot disclose the names of two of these banks. The third pilot customer is ABSA (formerly Barclays South Africa Group).

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Percent revenue
The company is currently dependent on three large retail banking customers for all of its revenue. These three customers are pilot customers of the company.	Relationship Management Tool	100.0%

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 43 West 23rd Street in New York City, New York 10010.

The Company conducts business in the United States, United Kingdom, and South Africa.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$5,350
Campaign marketing expenses or related reimbursement	3.00%	$750	2.80%	$3,000
General Marketing	2.00%	$500	5.61%	$6,000
Research and Development	38.00%	$9,500	52.34%	$56,000
Future Wages	14.00%	$3,500	0.00%	$0
General Working Capital	32.00%	$8,000	14.02%	$15,000
Travel	4.00%	$1,000	0.00%	$0
Cloud Infrastructure	2.00%	$500	0.00%	$0
Product Rollout	0.00%	$0	9.02%	$9,650
Sales	0.00%	$0	11.21%	$12,000
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

* The Use of Proceeds chart is not inclusive of fees paid for use of the Form C iDisclose generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds due to a change in business or market conditions.

DIRECTORS, OFFICERS AND EMPLOYEES

The directors, or managers, and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Sajil Koroth

All positions and offices held with the Company and date such position(s) was held with start and ending dates

April 2017 – Present
  Chief Executive Officer, Current Chief Technology Officer, Treasurer, and Secretary

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

April 2017 – Present
  CEO and CTO, KapitalWise
  - Responsible for day-to-day operations
  - Growth strategy
  - Product development

June 2016 – March 2017
  Lead Engineer, Northwest Mutual
  - Product development

Education – Undergraduate degree from the University of Calicut and a postgraduate degree in computer science from the University of Madrasas.

Name

Paul Stamoulis

All positions and offices held with the Company and date such position(s) was held with start and ending dates

August 2017 – Current
  President

September 2018 – Current
  Chairman of the Board of Directors

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

August 2017 – Current

President, KapitalWise
- Provides guidance on corporate functions and business strategy

September 2018 – Current

    Chairman of the Board of Directors
- Provides leadership to the firm's executives
- Provide strategic advice and guidance on company growth and operations

July 2017 – Current

    Managing Director, Clarim Holding
- Manages a private holding company that brings together an ecosystem of companies across various targeted sets of verticals including media, communications, and talent

Education – Undergraduate degree in finance from St. Anselm College and an Executive MBA from Harvard Business School.

Name

Rajithamol P Lakshmanan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

May 2017 – Current

    Member of the Board of Directors

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

May 2017 – Current

    Member of the Board of Directors, KapitalWise
- Provide strategic advice and guidance on company growth and operations

September 2011 – Current

    Director of Development, Mediaocean LLC (March 2019 – Current)
- Develop business efforts for global platforms

    Senior Manager of Software Development, Mediaocean LLC (March 2018 – March 2019)
- Lead team of software developers developing Mediaocean's digital media platform

    Development Lead, Mediaocean LLC (January 2013 – March 2018)
- Responsible for providing technical leadership to distributed teams of software professionals for developing Mediaocean's digital media platform.

Education – Undergraduate degree in engineering from the University of Calicut, India.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees in New York and Bangalore, India.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	9,046,230
Amount Authorized	10,638,298
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	An early accelerator program investment includes an anti-dilution provision that grants the investor additional stock as needed to maintain 6% equity ownership.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering of convertible securities).	90%

Type of security	Options for Common Stock
Amount outstanding	1,025,845
Amount Authorized	1,500,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering of convertible securities).	10% (assuming all current options vested and exercised)

Type of security	SAFE (Simple Agreement for Future Equity)
Purchase Amount	$75,000.00
Valuation Cap	$7,500,000
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering of convertible securities)	In the event of an Equity Financing as set forth in the applicable SAFE, the SAFE will automatically convert into the greater of (1) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the lessor of the Discount Price; or (2) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. Accordingly, percentage cannot be determined until conversion rate is known.

Type of security	Convertible Note
Purchase amount	$25,000.00
Valuation cap	$3,500,000
Interest rate and payment schedule	8%
Maturity date	July 30, 2019
Anti-dilution rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering of convertible securities)	N/A
Other material terms	Demand for payment can only occur 180 days after a written notice that cannot take place before the trigger date (maturity date). If no notice has been written, the note remains outstanding.

Type of security	Convertible Note
Purchase amount	$60,000.00
Valuation cap	$3,500,000
Interest rate and payment schedule	5%
Maturity date	April 14, 2019
Anti-dilution rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering of convertible securities)	N/A
Other material terms	Demand for payment can only occur 180 days after a written notice that cannot take place before the trigger date (maturity date). If no notice has been written, the note remains outstanding.

Type of security	Convertible Note
Purchase amount	$37,850.00
Valuation cap	$6,000,000
Interest rate and payment schedule	6%
Maturity date	September 30, 2020
Anti-dilution rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering of convertible securities)	At any time prior to the Maturity Date, and only until the closing of a Qualified Financing, as set forth within this Note, the Holder shall have the right to convert this Note into shares of common stock of the Company. The number of shares issued shall be equal to the Indebtedness divided by the

	price per share assuming a $6,000,000 pre-money equity valuation and calculated on a fully-diluted basis.

In addition to the Convertible Notes referenced above, the Company has the following debt outstanding:

Creditor	Foley Shechter LLP
Amount outstanding	$5,400.00
Interest rate	N/A
Maturity date	N/A
Other material terms	Foley Shechter LLP has agreed to defer payment of legal fees until such time that the Company raises a round of at least $2 million.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	312,086	$19,000.00	Product development and general working capital.	September 12, 2018	Section 4(a)(2)
Common Stock	638,298	$20,000.00	Product development and general working capital.	April 25, 2017	Section 4(a)(2)
Convertible Notes	1	$25,000.00	Product development and general working capital.	July 21, 2017	Section 4(a)(2)

Ownership

The majority of the company is owned by the founder, Sajil Koroth.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Sajil Koroth	65.53%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$197,123.00	$0.00	$0.00

Operations

Since inception, we have raised more than $250,000. Following this offering, we anticipate having enough liquidity to execute our business plan until December 2020. We aim to be profitable by the end of 2021. Our significant challenges are long sales cycles with financial institutions, the cost of engineering resources, and the ability to deliver to international bank clients

We are not expecting to be profitable in the next 12 months. The plan is to deliver our technology solutions to 3 - 5 international Tier-1 retail banks and reach revenue of $1.8 million over the next year.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "*Use of Proceeds*", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $36,913 in cash-on-hand which will be augmented by the Offering proceeds and used to execute our business strategy. If we raise the maximum offering amount in this crowd, $107,000, we believe we will have enough liquidity to execute our plan for 15 months. If we raise the minimum amount, we believe we will have enough liquidity to execute our plan for six months following the raise.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $107,000 in Principal Amount of Crowd Notes for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by May 18, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Shares, Warrants and Other Compensation

The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive shares at some point in the future upon the occurrence of certain events.

Valuation Cap
$8,000,000 ($8 million)

Discount
20.0% or 25.0%

Conversion of the Crowd Notes.

Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Shares pursuant to the following:

a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Shares following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Shares in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the Shares sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive Shares of a Shadow Series with certain limited rights.

"**Conversion Shares**" shall mean with respect to a conversion of the Crowd Notes, the Company's Preferred Shares issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean series of the Company's Preferred Shares that is identical in all respects to the Preferred Shares issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Shares in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Shares), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price and the following additional differences:

i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy;

ii. Shadow Series shareholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant to a Qualified Equity Financing shall equal:

a. Investors that purchase the first Twenty Five (25,000) Crowd Notes and thereby fund the first Twenty Five Thousand Dollars ($25,000) will receive Crowd Notes with a conversion provision based on a 25% discount instead of a 20% discount. That means, in connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 25% discount (instead of 20%) to the price per share paid for preferred stock by investors in the Qualified Equity Financing or (B) the price per share based on an $8,000,000 ($8 million) valuation cap.

b. The lower of (A) the product of (1) one minus the 20% and (2) the price paid per share for Preferred Shares by the investors in the Qualified Equity Financing, or (B) The quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"**Major Investor**" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

Corporate Transaction

In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Shares pursuant to Conversion Mechanics described above.

"**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the shareholders of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting shares of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2.0X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company does not have any voting agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Note Crowd Note. The investor agrees to take any and all actions determined in good faith by the Company's Director to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

Related Person/Entity	Rajitha Lakshmanan
Relationship to the Company	Director
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	Investment in the Company
Benefits or compensation received by Company	General working capital
Description of the transaction	Convertible note investment made in July 2017. The note is still outstanding and accruing interest at 8%.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Sajil Koroth
(Signature)

Sajil Koroth
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Sajil Koroth
(Signature)

Sajil Koroth
(Name)

Chief Executive Officer
(Title)

03/18/2020
(Date)

I, Sajil Koroth, being the founder of KapitalWise, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Sajil Koroth
(Signature)

Sajil Koroth
(Name)

Chief Executive Officer
(Title)

03/18/2020
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A

Financial Statements

KapitalWise, Inc.
Balance Sheet
Year Ending December 31, 2018

	31/12/2018
Cash	60,544
Prepaid Expenditure	114,000
Total Assets	**174,544**
Convertible debt	147,850
Interest Accrued on Convertible debt	14,033
Total Liabilities	161,883
Paid in Capital	191,000
Retained Earnings	(178,339)
Total Liabilities + Equity	**174,544**

KapitalWise, Inc.
Statement of Profit & Loss
Year Ending December 31, 2018

	2018 Total
Contract Revenue	30,800
Other Income	-
Total Income	30,800
Management Comp	12,500
Interest Expenses/Accrued	8,808
Developer Comp	82,131
Professional Fees	428
Travel & Meals	7,946
Rent	9,054
Marketing & Events	14,394
Hosting & Software	5,495
Miscellaneous	231
Total Expenses	**140,987**
Net Income	**(110,187)**

KapitalWise, Inc.
Statement of Cash Flows
Year Ending December 31, 2018

	2018 Total
OPERATING ACTIVITIES	
Net Income	(110,187)
Adjustments to reconcile Net Income to	
Net Cash provided by operations:	
Interest Expenses/Accrued	8,808
Uncategorized Asset	38,000
Total Adjustments to reconcile Net	
Income to Net Cash provided by operations:	**46,808**
Net cash provided by operating activities	**(63,379)**
FINANCING ACTIVITIES	
Investor Contributions	19,000
Issue of Convertible Debt Instruments	37,850
Net cash provided by financing activities	**56,850**
NET CASH INCREASE FOR PERIOD	(6,529)
CASH AS AT JANUARY 1, 2018	67,073
CASH AT END OF PERIOD	60,544

KapitalWise, Inc.

Changes in Member's Equity

Year Ending December 31, 2018

	Common stock				
	Number	$ Amount	Additional Paid in Capital (in $)	Retained Earnings (In $)	Total Stockholders Equity (In $)
Beginning Balance at 01/01/2018	638,298	7	19,993	(68,152)	(48,152)
Issuance of Stock	312,086	3	170,997	-	171,000
Net Income				(110,187)	(110,187)
Balance as of December 31st 2018	**950,384**	**10**	**190,990**	**(178,339)**	**12,661**

Common Stock of 0.00001$ each

KapitalWise, Inc.
Balance Sheet
Year Ending December 31, 2019

	31/12/2019
Cash	9,893
Accounts Receivable	57,000
Total Assets	**66,893**
Accounts Payable	5,400
Convertible debt Instruments	197,850
Interest Accrued on Convertible debt	21,230
Total Liabilities	224,480
Paid in Capital	217,875
Retained Earnings	(375,462)
Total Liabilities + Equity	**66,893**

KapitalWise, Inc.
Statement of Profit & Loss
Year Ending December 31, 2019

	2019 Total
Contract Revenue	79,000
Other Income	-
Total Income	79,000
Management Comp	24,697
Interest Expenses/Accrued	9,072
Developer Comp	183,293
Professional Fees	19,346
Travel & Meals	11,481
Rent	14,079
Marketing & Events	10,053
Hosting & Software	3,907
Miscellaneous	195
Total Expenses	**276,123**
Net Income	**(197,123)**

KapitalWise, Inc.
Statement of Cash Flows
Year Ending December 31, 2019

	2019 Total
OPERATING ACTIVITIES	
Net Income	(197,123)
Adjustments to reconcile Net Income to	
Net Cash provided by operations:	
Interest Expenses/Accrued	9,072
Accounts Receivable	(57,000)
Prepaid Expenditure	114,000
Accounts Payable	5,400
Total Adjustments to reconcile Net	
Income to Net Cash provided by operations:	**71,472**
Net cash provided by operating activities	**(125,651)**
FINANCING ACTIVITIES	
Issue of Convertible Debt Instruments	75,000
Net cash provided by financing activities	**75,000**
NET CASH INCREASE FOR PERIOD	(50,651)
CASH AS AT JANUARY 1, 2018	60,544
CASH AT END OF PERIOD	9,893

KapitalWise, Inc.

Changes in Member's Equity

Year Ending December 31, 2019

	Common stock				
	Number	$ Amount	Additional Paid in Capital (in $)	Retained Earnings (In $)	Total Stockholders Equity (In $)
Beginning Balance at 01/01/2019	950,384	10	190,990	(178,339)	12,661
Issuance of Stock*	357,381	4	26,871	-	26,875
Net Income	-	-	-	(197,123)	(197,123)
Balance as of December 31st 2019	**1,307,765**	**14**	**217,861**	**(375,462)**	**(157,587)**

Common Stock of 0.00001$ each

* Note :

Convertible Debt Instrument issued to Breega Capital has been convered to equity in January 2019. 3,57,381 stock was issued in lieu of $ 26,875 (Principal of $ 25,000 and Accrued interest of $ 1,875)

NOTE 1 - NATURE OF BUSINESS

Organization and Nature of Business

KapitalWise, Inc. (the "Company") is a C-corporation incorporated in Delaware as of 04/11/2017 and is headquartered in New York.

KapitalWise enables relationship banking at scale. The Company's artificial intelligence (AI) platform is engineered to help banks hyper-personalize customer engagement. The platform analyzes data from a variety of sources with the goal of detecting a consumer's characteristics and preferences, predicting their future cash flow, and detecting changes in their financial condition. This data can help bank's sales, marketing and relationship managers efficiently build more personal relationship with their clients.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

- Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

- Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models,

discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists;

- Delivery has occurred, or services have been rendered;

- The fee for the arrangement is fixed or determinable; and

- Collectability is reasonably assured. The Company's revenues during the two years ending December 31, 2018 and 2019 mainly consist of proof of concepts and platform evaluation agreements.

Cash

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2019, the cash equivalents that the Company had includes bank deposits. The Company maintains its cash in bank deposit accounts that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. At December 31, 2018 and 2019 the Company determined no allowance for uncollectible accounts was necessary.

Interest Accrued on Convertible debt

The interest accrued is calculated based on the type of convertible debts the Company holds. As of 12/31/18 the Company had accrued $14,033 in interest towards the convertible debts. The interest accrued increased to $21,230 during the financial year ending 12/31/2019

Marketing & Events

The Company's marketing and events costs are expensed as incurred. During the years ended 12/31/18 and 12/31/19 the Company recognized $ 14,394 and $10,053 in marketing and events, respectively, recorded under the heading Sales and Marketing in the consolidated statements of operations and comprehensive income.

Hosting & Software

Hosting & Software costs are cost paid to the cloud hosting services such as Amazon and IBM could service providers.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the

Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

NOTE 3 -- GOING CONCERNS

Going Concern Matters

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $375,462 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship services, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, limited operating history, manufacturing complexities and changes to consumers needs and tastes.

EXHIBIT B

Company Summary



MicroVentures



Company: KapitalWise

Market: FinTech

Product: AI platform for customer relationship management for financial institutions

Company Highlights

- Paid evaluation agreements signed with one of the top three US banks by market capitalization (as of January 2020[i]), one of the top ten largest banks in the United Kingdom, [ii] and ABSA, a top five bank in South Africa[iii]
- 2017 graduate of the Barclays Accelerator powered by Techstars
- Generated $79,000 in revenue in 2019, up by 156.49% year-over-year
- Founder has more than 15 years of experience in financial product development, engineering, data science, and machine learning

EXECUTIVE SNAPSHOT

KapitalWise aims to enable relationship banking at scale. The company's artificial intelligence (AI) platform is engineered to help banks hyper-personalize customer engagement. The platform analyzes data from a variety of sources with the goal of detecting a consumer's characteristics and preferences, predicting their future cash flow, and detecting changes in their financial condition. This data can help bank's sales, marketing and relationship managers efficiently build more personal relationship with their clients. Since its inception in 2017, KapitalWise has raised over $250,000 in funding from investors and accelerators such as Techstars and the Independent Community Bankers of America (ICBA). Notable company information includes:

- Three pilot customers including one of the top three US banks by market capitalization (as of January 2020[iv]); ABSA (formerly Barclays Africa Group), one of the five largest banks in South Africa;[v] and one of the ten largest banks in the United Kingdom[vi]
- Participated in four accelerator programs including Barclays Accelerator powered by Techstars, Holt Accelerator, ICBA ThinkTech, and FinTech Innovation Lab Asia-Pacific
- Generated $79,000 in revenue in 2019, up by 156.49% year-over-year
- Founder has more than 15 years of experience in financial product development, engineering, data science, and machine learning



Investors that purchase the first 25,000 Crowd Notes, and thereby fund the first $25,000, will receive Crowd Notes with a conversion provision based on a 25% discount rate instead of a 20% discount rate. That means, in connection with equity financing of at least $1 million, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 25% discount (instead of 20%) to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $8 million valuation cap.

COMPANY SUMMARY

Opportunity

The financial services sector is one of the largest and most valuable markets in the world. In the U.S., the finance and insurance industries account for 8% of GDP ($1.24 trillion). The large market size has resulted in stiff competition with many firms competing for customers by imitating and improving on a core set of similar products. As competition fuels higher customer expectations, retaining customers can become difficult.[vii]

In banking, the annual churn rate on new customers is typically between 20 and 25 percent during their first year.[viii] According to a report, 8 in 10 consumers would switch financial institutions for a better experience.[ix] However, customer relationship building has changed significantly in the last decade as millennials and Generation Z have come of age. Consumers have come to expect a seamless user experience and want to feel empowered to take an active role in managing their finances.[x] One method the banking industry is using to improve customer relationships and reduce churn is investing in new technologies to transform its businesses into digital service providers. Banking participants are doing so by either partnering with, investing in, and/or purchasing financial technology startups, otherwise known as "FinTech" companies.[xi]

Founded in 2017, KapitalWise's artificial intelligence (AI) platform was created to help banks hyper-personalize customer engagement. The platform seeks to detect and predict customer credit, financial, and life events. It then notifies bank relationship managers and provides them with recommendations to help customers achieve their financial goals. KapitalWise has designed its platform to enable relationship managers to create more personalized relationships with clients that they can then use to upsell and cross-sell appropriate products and services. Banks can also make use of the KapitalWise API platform to improve consumer engagement through automated marketing or extending the insights through digital channels such as bank's mobile app or online banking portals. By making customer interactions more efficient, KapitalWise believes it can help banking clients improve customer retention and reduce employee head count. With the proceeds from this raise, KapitalWaise aims to further deploy product features to two of its pilot customers, continue adding new product features to its platform, and increase sales and marketing efforts.

Product

KapitalWise has developed an artificial intelligence (AI)-enabled platform that analyzes transactional data with the goal of detecting a consumer's characteristics and preferences, predicting their future cash flow, and detecting changes in their financial condition. This technology can be leveraged by financial institutions and related businesses for a variety of functions to better serve and market to their customers with contextual product offerings and nudges based on their activity and predicted future cash flow.





KapitalWise Platform
Event Detection
Predictive Marketing
Opportunities and Predictions
Financial Wellness
3rd Party Product Detection

KapitalWise uses machine learning (ML) with the goal of predicting and detecting personal, financial, and credit-related events of bank customers. KapitalWises' components are built on top of two core ML algorithms. The platform also helps financial institutions link those events to opportunities within the bank, such as upselling a product or offering a personalized service for the customers.



Data Sources
Bank Data
Third-Party Data
KapitalWise Data
Financial Events
Life Events
Credit Triggers
SMB Events
Analyze
Predict
Detect
Reengage
Event & Triggers
Distribution
KapitalWise Dashboard
KapitalWise APIs
Email Notifications
Digital Channel

The KapitalWise ML algorithm uses proprietary learning and prediction models. The inputs to these algorithms include first-party bank data (e.g. call center data, bill pay data, and customer profile data), KapitalWise-gathered open web data (e.g. weather information and census data), and third-party data (e.g. credit scores). Depending on the specific feature, these algorithms produce different outputs. For example, the product detection algorithm analyzes bank transactions to detect an external payment corresponding to an external financial institution's products.





Bank Data
Transaction Data
Product Ownership
KapitalWise Data
Profile Match
Social Media Data
Census Data
Weather Data
Third-party Data
Credit Bureau Data
Acxiom
D&B





Currently, the company offers two platforms for banking clients, one for their retail customers and one for their small business clients.



Retail Customer
Engagement tools
Wouldn't it be great if you get notified when your customers
Relationship Enhancing Insights
Have life events such as marriage or a newborn
Started a new job
Get qualified for a new bank product
Planning travel or a vacation
Expecting a tax refund

Retail Customer Engagement Platform

The retail customer engagement platform was created to detect and predict more than 60 personal, financial, and credit events to help banks re-engage their clients. It aims to provide relationship managers with a holistic view of their customer profiles by combining first-party data with external data sources. Relationship managers are notified as these events occur and the platform provides recommendations of products and services that may be of use to the customer. Some example events that relationship managers are notified about include:

- Marriage
- Starting a new job
- Going on a vacation
- Buying a new home
- Increase in net income
- Looking for a new vehicle loan
- Refinancing a mortgage
- Graduation
- Overdraft prediction
- Cash flow prediction
- Bonus payment/Tax return prediction and detection
- Third-party banking products owned by customers

The retail customer engagement platform provides relationship managers with a dashboard that can integrate into their existing customer relationship management (CRM) systems. The dashboard tracks consumer engagements, displays return on investment (ROI) and economic value metrics, and makes projections and

attrition predictions. It also provides pre-designed marketing templates, enabling banks to build marketing campaigns relatively quickly. The retail engagement platform also utilizes a predictive marketing feature which provides ideas and suggestions for marketing efforts.


OurBank
Dashboards
Events
Insights
Prospects
ROI
Admin
Events
Search for anything
Filter
All
Personal
Financial
Credit
Other
Create Campaign
Export
Profile
Name
Customer ID
Account Balance
Avg.Cashflow
Is primary
Event Type
Event Subtype
Abbott CHK23238923 $54,678.00 $19,000.00 Y Personal Job Change
Arnold CHK23285263 $67,790.00 $12,000.00 Y Financial TaxRefund
Barrera CHK23256789 $5,789.00 $4,000.00 Y Personal Bought home
Blair CHK23278656 $59,799.00 $12,000.00 Y Other Closed Auto Loan
Boyle CHK23256456 $78,799.00 $19,000.00 Y Credit Address Change
Page 1 of 3
10 rows

Small Business Customer Engagement Platform

The small business customer engagement platform is designed to detect and predict more than 30 small-business actions such as increasing office space and changing staff levels. The platform aims to notify relationship managers as small business clients undergo measurable expansion efforts, look to make acquisitions, or look to sell their business. It uses first-hand bank data, open web data, and third-party data from more than ten business data providers. The platform provides relationship managers with a dashboard that tracks customer engagement, return on investment (ROI) and economic value metrics, and provides insight on upsell/cross-sell opportunities, attrition predictions, and projections. The dashboard also enables relationship managers to fully automate and monitor marketing campaigns.


Small Business
Engagement tools
Businesses looking for a building to buy or occupy
Businesses that are looking to acquire other businesses to expand or scale
Businesses seeking to sell their business
Be the first one to know what your small business customers needs


Customer Facing Tools

KapitalWise is currently developing several customer-facing tools for banks to offer to their customers. These tools include money management, budgeting, micro-savings, and robo-advisory tools. KapitalWise customer-facing tools will be integrated into the customer engagement platform to identify what is changing with customers' personal and financial lives to recommend the right financial goals and help them achieve these goals. The anticipated features include:

•   Goal recommendation engine based on life and financial events
•   Robo wealth platform to help customers start investing without friction
•   Nudges to customers towards their life goals by understanding their financial situations

Use of Proceeds

KapitalWise plans to raise a minimum of $25,000 and a maximum of $107,000 from this crowdfunding raise. If the minimum amount is raised, KapitalWise intends to allocate proceeds toward research and development (38%), general working capital (32%), wages (14%), campaign fees (5%), campaign marketing (3%), travel (4%), cloud infrastructure (2%), and general marketing (2%). If the maximum amount is raised, KapitalWise intends to allocate proceeds toward research and development (57.01%), general working capital (14.02%), sales staff and systems (11.21%), product rollouts (9.35%), general marketing (5.61%), campaign fees (5%), and campaign marketing (2.80%). The company has the discretion to change the use of proceeds based on a change in business needs or market conditions.



Research and Development

Within research and development (R&D), KapitalWise plans to invest more capital into the product development of its engagement platform. Features the company plans on developing and releasing this year include a lead generation tool and consumer taste profiles.

Product Rollout

With a portion of the funds raised, KapitalWise aims to further roll-out its platform to two of its pilot customers.

Sales and Marketing



A portion of the funds raised in this offering will be on sales and marketing efforts to add another bank pilot customer and add new customers under a new SaaS pricing scheme that is still in development. The company is planning to attend a few industry conferences and sponsor few banking technology events. This will also cover the cost for sales operations and any sales related travel expenses.

Product Roadmap

KapitalWise is currently developing several new features for its platform with the aim rolling them out in 2020, including:

- Customer relationship management (CRM) lead generation tool (May 2020): Integrating KapitalWise insights to bank's internal CRM systems. This will enable bank relationship mangers to autogenerate qualified deals and to improve the customer interactions.
- Consumer taste profile (May 2020): Analyzes the bank consumer's spending habits to build personalized profiles based on their spending habits such as the type of restaurants they visit or online purchases they do.
- Contextual plugins (June 2020): More real-time context on consumers by analyzing locations and trips (e.g. Uber/Lyft) data. This will enable banks to offer more intelligent and personalized engagement to their customers.
- SOC-2 certification (August 2020): The SOC 2 Examinations are based upon the AICPA's Trust Services Principles (TSPs). The TSPs mandate that an organization has information documented regarding their security and operational policies, procedures, and processes in place for consistent compliance. The SOC-2 certification will enable KapitalWise to partner with banks and financial institutions with less friction on the compliance process.
- FinTech marketplace (October 2020): Some banks in KapitalWise's target market are not full-service banks. There may be an opportunity for a provider who can fill the gaps to offer products such as unsecured loans, insurance, and wealth solutions for the bank customers and share the revenue with the banks.

Business Model

KapitalWise is pursuing a business-to-business (B2B) model for the distribution of its technology. It utilizes volume-based pricing. It charges $1.80 to $3.00 per account per year plus an additional fee for FICO and credit inquiry access. FICO and credit inquiry access costs $1.50 per year per account. Additionally, the company charges an installation fee for onsite installations which typically ranges from $150,000 to $300,000, depending on the size of the client and work needed to complete the integration. Onsite installation entails integrating the KapitalWise technology platform with internal bank systems such as CRM systems and marketing tools. Yearly pricing is as follows:

Tier 1	Tier 2	Tier 3	Tier 4
0 – 10,000 customer accounts	10,000 – 25,000 customer accounts	25,000 to 50,000 customer accounts	50,000 or more customer accounts
$3.00 per year per customer	$2.40 per year per customer	$2.00 per year per customer	$1.80 per year per customer



KapitalWise has identified two target customer groups: large U.S. banks and global banks in the U.S. market, and regional/community banks and credit unions in the U.S. The company has been building a deal pipeline by leveraging a network of contacts cultivated from its participation in startup accelerators, banking associations, and company advisors. One method the company hopes to use to gain traction is pursuing strategy partnerships with larger financial technology providers. KapitalWise would like to provide these larger technology providers with solutions on top of their existing core technology.

Thus far, the company has had some early success with email marketing campaigns. As the company continues to build traction, it hopes to launch a full-scale email marketing campaign aimed at decision makers at large financial institutions. The campaign will include several versions to target financial institutions based on the product features KapitalWise believes it can offer to fill a gap in their current systems.

Additionally, KapitalWise intends to continue building its network of industry contacts through attending, presenting at, and exhibiting at fintech and banking events. The company believes direct interaction with banking executives, particularly with those attending events focused on innovation, is the most powerful way to start a conversation that could lead to a sale conversion. These conversations also provide valuable feedback that can be used to fine tune products and growth strategies.

USER TRACTION

Since inception, KapitalWise has piloted its platform with three large bank clients. Due to non-disclosure agreements between KapitalWise and the pilot customers, the company cannot disclose the names of two of these banks. Information about the three paid evaluation agreement customers include:

- ABSA (formerly Barclays South Africa Group), one of the five largest banks in South Africa[xii]
- One of the top three U.S. banks by market capitalization (as of January 2020[xiii])
- One of the ten largest banks in the United Kingdom[xiv]



Together, these three companies have an estimated 76 million+ clients.

Two of KapitalWise's pilot customers are still testing the software, and one pilot customer recently finished their proof of concept phase. KapitalWise aims to convert the proof of concept phase into a commercial rollout. However, discussions are still early stage, and no agreements have been made.



Since inception, KapitalWise has participated in four accelerator programs: Barclays Accelerator powered by Techstars, Holt Accelerator, ICBA ThinkTech run by the Independent Community of Bankers and the Venture Center, and FinTech Innovation Lab Asia-Pacific.









Revenue

Through January, KapitalWise has not yet generated revenue in 2020. The company was focusing its efforts on servicing paid pilot agreements already in place. KapitalWise generated $79,000 in revenue in 2019, up by 156.49% year-over-year. Revenue in 2019 was generated in three separate months due to pilot customers testing out KapitalWise's services. One-time payments are made for a set period of use. In 2018, KapitalWise generated $30,800 in revenue for the year. Revenue in 2018 was generated in two separate months due to payments from pilot customers. In 2017, KapitalWise generated $30,900 in revenue for the year.





Expenses

Through January, KapitalWise has incurred $8,507 in total operating expenses in 2020, down from $41,388 in operating expenses in January 2019. In 2019, KapitalWise incurred $267,050 in operating expenses for the year, up by 102.04% year-over-year. In 2018, KapitalWise incurred $132,179 in total operating expenses for the year, up by 40.88% from $93,827 in 2017. Expenses peaked in Q4 2018 and Q1 2019 due to higher than normal compensation expenses. The company began to increase compensation expense as it signed more pilot customers. However, the company removed management compensation in the second half of 2019 as it looked to reduce its burn rate. The company has continued to pay developer-related compensation as it looks to build out its platform and service pilot customers. In 2019, KapitalWise paid $183,292 in developer compensation, up from $82,131 in 2018, a 123.17% year-over-year increase.





Operating expenses in 2019 were largely composed of compensation related expenses as the company focused on building out its platform. Other expenses such as marketing and advertising and platform hosting remained relatively flat or declined year-over-year. Expenses in 2019 can be broken out as:

- Developer Compensation: 68.64%
- Management Compensation: 9.25%
- Professional Fees: 7.24%
- Rent: 5.27%
- Other Expenses (e.g. marketing and platform hosting): 9.60%

Operating expenses in 2018 were largely composed of compensation related expenses as the company ramped up spending on developer related compensation and management compensation toward the end of 2018. Additionally, the company began to invest more heavily in marketing related expenses toward the end of 2018. Expenses in 2018 can be broken out as follows:

- Developer Compensation
- Marketing and Events: 10.89%
- Management Compensation: 9.46%
- Rent: 6.85%
- Other Expenses (e.g. travel and meals, and platform hosting): 10.67%





Through January, KapitalWise has incurred $1,769 in non-operating expenses in 2020. In 2019, KapitalWise incurred $9,072 in non-operating expenses, up from $8,808 in 2018. Non-operating expenses were incurred as a result of accrued interest on convertible notes.

Net Income

Through January, KapitalWise has a net loss of $10,276 in 2020, down from a net loss of $42,144 in January 2019. In 2019, KapitalWise incurred a net loss of $197,122, up from a net loss of $110,187 in 2018. Quarterly net losses have been inconsistent due to revenue from pilot customers being generated in one-off payments, causing revenue to spike in certain months. In general, the company has incurred a larger net loss in 2019 when compared to 2018 due to increased spending on items such as developer compensation, as the company looks to build out its platform and service pilot customers. In 2017, the company had a net loss of $62,927 for the year.





Cash Flow

As of February, 2020, KapitalWise had approximately $36,900 in cash-on-hand. In 2019, the company averaged a monthly burn rate of $10,471. Currently, the company has three to four months of runway left. With the proceeds from this raise, the company anticipates having approximately six months of runway left if the minimum is raised, and fifteen months of runway left if the maximum is raised.

INDUSTRY AND MARKET ANALYSIS

The financial services sector is one of the largest and most valuable markets in the world. In the U.S., the finance and insurance industries account for 8% of GDP ($1.24 trillion). The large market size has resulted in stiff competition. Firms often compete for customers by imitating and improving on a core set of similar products and distribution methods. This ends up encouraging high customer expectations, which can make it difficult to retain customers. Financial services technology, such as financial customer relationship management (CRM) systems, should support excellent customer service, innovative sales strategies, and accurate market segmentation.[xv]

The banking industry has begun to invest heavily in new technologies to transform its businesses into digital service providers. Banking participants are doing so by either partnering with and/or purchasing financial technology startups, otherwise known as "FinTech" companies. Some leading banks such as Goldman Sachs and Citigroup view investing in FinTech companies as a way to future-proof their operations.[xvi]

According to Gartner, the total customer relationship management (CRM) market size (of which financial services CRM is a part of) reached $48.2 billion in 2018, growing by 15.6%. Approximately 72.9% of CRM spending was on software-as-a-service (SaaS), due to its agility and flexibility.[xvii] According to SelectHub, the market size is expected to reach $80 billion by 2025. Two of the faster growing categories of CRM are expected to be marketing automation and customer service, with 15.86% and 14.37% compound annual growth rates (CAGR), respectively. The top four industries for CRM software use are services (32%), information technology (13%), manufacturing (13%), and finance (10%).





CRM Software Use by Industry
Retail 3%
Education 5%
Healthcare 3%
Not for profit 2%
Government 4%
Services 32%
Construction 4%
Other 5%
Distribution 7%
IT 13%
Finance 10%
Manufacturing 13%
Source: SelectHub, CRM user survey

In banking, the annual churn rate on new customers is typically between 20 and 25 percent during their first year. While some customers may switch for digital features, rewards programs, or coverage options, the most common reason may be customer experience.[xviii] Eight in 10 consumers would switch financial institutions for a better experience.[xix] According to a study by Kantar, banks with higher customer experience scores have significant advantages over competitors such as:[xx]

- Recommendation rates 1.9 times higher than banks with low customer experience scores
- A share of deposits 1.9 times higher than average
- Customers are 2.1 times more willing to take up new products and services
- Banks with low customer experience risk losing up to 12.5% of their share of deposits
- The ability to better attract and retain female customers

According to a report by TransUnion, younger consumers have become an influential force for financial institutions and are changing the traditional mindset around customer loyalty. Building strong relationships has always been important in financial services. However, customer relationship building has changed significantly in the last decade as millennials and Generation Z have come of age. Consumers have come to expect a seamless user experience and want to feel empowered to take an active role in managing their finances. Building trust and providing transparency are now key to building a strong customer base.[xxi]

The global fintech industry has experienced significant growth recently, with increased funding and user adoption pushing the industry forward.[xxii] In 2019, capital invested in the FinTech industry reached $35.6 billion, down from $48.3 billion in 2018. Between 2009 and 2019, capital invested in the FinTech industry grew at a compound annual growth rate (CAGR) of 37.66%. Other notable funding information for the industry includes:[xxiii]

- 2018 was the highest year on record year for FinTech investment, with $48.3 billion in capital invested
- There were 3,124 venture financings in 2019, down slightly from 3,618 in 2018
- The median pre-money valuation was $13.5 million in 2019, up from $11 million in 2018
- The median post-money valuation was $17 million in 2019, up from $13.9 million in 2018
- The median deal size was $2.6 million in 2019, up from $1.9 million in 2018





COMPETITORS

Flybits Inc.: Founded in 2013, Flybits aims to provide a hyper-personalized customer experience for banking consumers through its digital experience platform. Its platform utilizes a contextual recommendation engine that aims to gather all of a clients' data into one ecosystem. Clients can use the ecosystem to create broad or targeted customer segments. Flybits then integrates into a clients' digital channels to help them send nudges, relevant content, and promote products and services to clients. Flybits is primarily focused on retail banking, wealth management, and insurance clients. In July 2019, the company announced it had raised $35 million in funding in its Series C round.[xxiv]

Kasisto: Founded in 2013, Kasisto uses a conversational artificial intelligence (AI) platform to provide digital experiences for clients in the consumer banking, business banking, and investment management fields. Its AI platform uses white-label virtual assistants and chatbots which have been trained to interact with customers through natural language generation, natural language understanding, and AI reasoning. The Kasisto platform has been designed to handle simple retail transactions and complex corporate banking and wealth management questions. It can be used on web applications, mobile applications, and messaging platforms. In September 2019, Kasisto announced $15 million in funding as part of a Series B extension funding round led by Rho Capital Partners.[xxv]

Personetics: Founded in 2011, Personetics is an artificial intelligence (AI)-powered banking engagement platform. Personetics offers three different services, Engage, Act, and Assist. Engage aims to provide personalized guidance for a consumer's financial journey. It provides a client's customers with insights about their savings and long-term financial wellness to keep them informed. Engage also suggests specific steps and actions customers can take to improve financial outcomes. Act is a white-label autonomous money management system for financial institutions. Its money management programs can be tailored to each individual and self-adjusting based on changes in spending habits. Assist is a white-label AI-driven chatbot solution that aims to provide personalized service and assistance to financial institution clients. In 2018, Personetics received an investment for an



undisclosed amount from United Overseas Bank for a minority stake in the company. Previously, the company had raised $18 million in equity funding.[xxvi]

Segmint: Founded in 2007, Segmint is a financial services company that provides financial institutions with insights on customers through data tagging, categorization, and contextualization. Products offered by the company include competitive insight reports, merchant payment cleansing, transaction analytics, and a data driven marketing platform. Segmint's data driven marketing platform integrates data analytics, campaign management, multichannel message delivery, and campaign reporting in one dashboard. The platform aims to predict which customers are likely to purchase a specific banking product or service, segment customers based on categories such as age and gender, and identify consumer spending habits. Segmint raised $6 million in January 2020, bringing its total funding to date to $29.4 million.[xxvii]

Strands: Founded in 2004, Strands develops fintech software with the aim of enabling banks to offer personalized digital banking experiences using big data processing, artificial intelligence, and machine learning. The company offers its product suite to retail banking and small to medium enterprise (SME) banking customers. Products offered include personal financial management tools, business financial management tools, insight-driven solutions, and customer-linked marketing offers. Strands' insight driven solutions help banks better understand their customers, offer solutions which meets their needs, and cross-sell products. The company brings in data from disparate sources into a common data lake, where it then processes the data, and generates predictions using machine learning algorithms. In 2019, Strands announced a strategic partnership with Tech Mahindra, an IT services and consulting firm. Since inception, Strands has raised more than $55 million in funding from investors such as Sequel Venture Partners, Indigo Investment Corporation, and Debaeque.[xxviii]

EXECUTIVE TEAM



Sajil Koroth, CEO and Founder: Sajil Koroth is a serial entrepreneur with a record of impact at brands like LearnVest, Oracle, and IHS Markit. Before starting KapitalWise, Sajil led engineering at LearnVest and IHS Markit and co-founded two FinTech startups in New York. Sajil has more than 15 years of experience in financial product development, engineering, data science, and machine learning. Sajil is a skilled strategist and operator with subject matter knowledge in wealth management, mutual funds and fixed income, strategy, and operations. He holds an undergraduate degree from the University of Calicut and a postgraduate degree in computer science from the University of Madrasas.



Paul Stamoulis, Chairman of the Board: Paul is an experienced banker, investor, and operator in the areas of retail banking, investment banking, and capital markets. He has the ability to lead, manage, and grow complex businesses across various geographies and disciplines in challenging markets. Paul is a managing partner at Clarim Holding, a private holding company that brings together an ecosystem of companies across various targeted sets of verticals. As an experienced banker, Paul has held various senior executive roles at Scotia Bank and TD bank. He holds an undergraduate degree in finance from St. Anselm College and an Executive MBA from Harvard Business School.

PAST FINANCING



Since inception, KapitalWise has raised $251,850 in funding. Previous funding has come in the form of convertible notes, common stock, and a SAFE.

Round	Date	Security	Amount	Price Per Share	Interest Rate	Discount	Valuation Cap
Bridge Round	December 2018	SAFE	$75,000	N/A	N/A	N/A	$7.5M
Bridge Round	September 2018	Convertible Note	$37,850	N/A	6%	N/A	$6M
Accelerator	September 2018	Common Shares	$19,000	N/A	N/A	N/A	N/A
Bridge Round	July 2017	Convertible Note	$25,000	N/A	5%	20%	$1.2M
Bridge Round	July 2017	Convertible Note	$25,000	N/A	8%	N/A	$3.5M
Bridge Round	April 2017	Convertible Note	$60,000	N/A	5%	N/A	$3.5M
Accelerator	April 2017	Common Shares	$20,000	$0.03	N/A	N/A	N/A

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $107,000
Discount Rate: 20% or 25%
Valuation Cap: $8 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% or 25% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on an $8 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Forbes: Hong Kong FinTech Innovation Lab Led with Blockchain and AI
AlleyWatch: This NYC Startup Empowers Financial Institutions to Predict Customer Need With AI
Independent Banker: What do fintechs say is next for the industry?
Techstars: Announcing the Barclays Accelerator, Powered by Techstars Cape Town Class of 2017
Finextra: INV Fintech welcomes new class of startups
Finastra: Finastra powers retail banking innovation with four new fintech apps on FusionStore

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the



offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.advratings.com/banking/worlds-top-banks-by-market-cap



ii https://www.advratings.com/europe/top-banks-in-the-uk

iii https://businesstech.co.za/news/banking/314124/these-are-the-biggest-banks-in-south-africa/

iv https://www.advratings.com/banking/worlds-top-banks-by-market-cap

v https://businesstech.co.za/news/banking/314124/these-are-the-biggest-banks-in-south-africa/

vi https://www.advratings.com/europe/top-banks-in-the-uk

vii https://technologyadvice.com/financial-services-crm/

viii https://www.reviewtrackers.com/blog/bank-customer-retention/

ix https://www.einpresswire.com/article/466031582/building-loyalty-with-gen-z-and-millennials-starts-with-a-better-experience

x https://www.einpresswire.com/article/466031582/building-loyalty-with-gen-z-and-millennials-starts-with-a-better-experience

xi https://www.pymnts.com/news/b2b-payments/2019/bank-fintech-revenue-investment-competition/

xii https://businesstech.co.za/news/banking/314124/these-are-the-biggest-banks-in-south-africa/

xiii https://www.advratings.com/banking/worlds-top-banks-by-market-cap

xiv https://www.advratings.com/europe/top-banks-in-the-uk

xv https://technologyadvice.com/financial-services-crm/

xvi https://www.pymnts.com/news/b2b-payments/2019/bank-fintech-revenue-investment-competition/

xvii https://www.gartner.com/en/newsroom/press-releases/2019-06-17-gartner-says-worldwide-customer-experience-and-relati

xviii https://www.reviewtrackers.com/blog/bank-customer-retention/

xix https://www.einpresswire.com/article/466031582/building-loyalty-with-gen-z-and-millennials-starts-with-a-better-experience

xx https://www.businesswire.com/news/home/20181211005619/en/Kantar-Study-Shows-U.S.-Banks-Increase-Share

xxi https://www.einpresswire.com/article/466031582/building-loyalty-with-gen-z-and-millennials-starts-with-a-better-experience

xxii https://www.cbinsights.com/reports/CB-Insights_Fintech-Report-Q2-2018.pdf

xxiii PitchBook Data, Inc.; Downloaded on January 31, 2019

xxiv https://www.crainsnewyork.com/real-estate/flybits-taking-space-citys-fintech-hub

xxv https://www.prnewswire.com/news-releases/kasisto-announces-15m-round-led-by-rho-capital-partners-300909952.html

xxvi https://finovate.com/personetics-scores-minority-stake-investment-from-united-overseas-bank/

xxvii Pitchbook Data Pulled: 2/19/2020

xxviii https://www.fintechfutures.com/2019/05/strands-strikes-digital-banking-deal-with-tech-mahindra/

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

KapitalWise
43 W. 23rd Street
New York City, New York 10010

Ladies and Gentlemen:

The undersigned understands that KapitalWise, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $107,000.00 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated March, 18, 2020 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm. Pacific Standard Time on May 18, 2020, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

   a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	KapitalWise 43 W. 23rd Street New York City, New York 10010 Attention: Sajil Koroth
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

KapitalWise, Inc.
By_____ Name: Title:

EXHIBIT D

Crowd Note

KapitalWise, Inc.

CROWD NOTE

FOR VALUE RECEIVED, KapitalWise, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $8 million.

The "**Discount**" is 20% or 25% (See Conversion Provisions Below).

The "**Offering End Date**" is May 18, 2020.

1. Definitions.

    a.   "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

    b.   "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

        i.   Investors that purchase the first Twenty Five (25,000) Crowd Notes and thereby fund the first Twenty Five Thousand Dollars ($25,000) will receive Crowd Notes with a conversion provision based on a 25% discount instead of a 20% discount. That means, in connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 25% discount (instead of 20%) to the price per share paid for preferred stock by investors in the Qualified Equity Financing or (B) the price per share based on an $8,000,000 ($8 million) valuation cap

        ii. The lower of (A) the product of (1) one minus the 20% and (2) the price paid per share for Preferred Shares by the investors in the Qualified Equity Financing, or (B) The quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity), the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iii. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $107,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. **"Shadow Series"** shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

   i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

   ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. **"Target CF Minimum"** shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      i. Converting this Crowd Note into that number of Conversion Shares equal to the quotient obtained by dividing the Purchase Price by the Conversion Price, or

      ii. Obtaining the Corporate Transaction Payment.

3

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire

on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public

5

market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

   1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

   2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

   3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

   4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E

Pitch Deck



KapitalWise

43 W 23rd Street
New York, NY 10010

Relationship Banking at Scale

www.kapitalwise.com

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

KapitalWise

KapitalWise AI platform was created to help banks personalize customer engagement







Notify relationship managers about customers' life and financial events

Recommend products and services to help customers achieve life goals





Event
Detection

Opportunities
and Predictions

3rd Party Product Detection

Financial
Wellness

Predictive
Marketing

Data Sources and Distributions

KapitalWise


Data Sources
Bank Data
Third-Party Data
KapitalWise Data
Financial Events
Credit Triggers
Analyze
Predict
Detect
Reengage
Event & Triggers
Life Events
SMB Events
KapitalWise Dashboard
KapitalWise APIs
Email Notifications
Digital Channel
Distribution

Bank Data
Transaction Data
Product Ownership

KapitalWise Data
Profile Match
Social Media Data
Census Data
Weather Data

Third-party Data
Credit Bureau Data
Acxiom
D&B

Features


Retail Customer
Engagement tools
Wouldn't it be great if you get notified when your customers
Relationship Enhancing Insights
Have life events such as marriage or a newborn
Started a new job
Get qualified for a new bank product
Planning travel or a vacation
Expecting a tax refund


Small Business
Engagement tools
Businesses looking for a building to buy or occupy
Businesses that are looking to acquire other businesses to expand or scale
Businesses seeking to sell their business
Be the first one to know what your small business customers needs

- In the U.S., the finance and insurance industries account for 8% of GDP ($1.24 trillion)[i]
- The large market size has resulted in stiff competition among financial institutions[ii]
- The banking industry has begun to invest heavily in new technologies to transform its businesses into digital service providers[iii]
- Some financial institutions, such as Goldman Sachs and Citigroup, view partnering with and or purchasing FinTech companies as a way of future-proofing their businesses[iv]
- The total CRM software industry is estimated to be worth $48.2 billion[v]



CRM Software Use by Industry

- Healthcare 3%
- Retail 3%
- Education 5%
- Not for profit 2%
- Services 32%
- IT 13%
- Manufacturing 13%
- Finance 10%
- Distribution 7%
- Other 5%
- Government 4%
- Construction 4%

Source: SelectHub, CRM user survey

i&ii https://technologyadvice.com/financial-services-crm/
iii & iv https://www.pymnts.com/news/b2b-payments/2019/bank-fintech-revenue-investment-competition/
v https://www.gartner.com/en/newsroom/press-releases/2019-06-17-gartner-says-worldwide-customer-experience-and-relati

Business Model

- Pursuing B2B model for distribution of its technology
- Utilizes volume-based pricing
- FICO and credit inquiry access cost $1.50 per year per account
- Installation fee for onsite installations, ranging from $150,000 to $300,000 depending on size of the client and work needed

Tier 1	Tier 2	Tier 3	Tier 4
0 – 10,000 customer accounts	10,000 – 25,000 customer accounts	25,000 to 50,000 customer accounts	50,000 or more customer accounts
$3.00 per year per customer	$2.40 per year per customer	$2.00 per year per customer	$1.80 per year per customer

KapitalWise

Pilots and Partnerships

Since inception, KapitalWise has piloted its platform with three large bank clients including, ABSA (formerly Barclays South Africa Group), one of the top three U.S. banks by market cap as of January 2020,[i] and one of the ten largest banks in the U.K.[ii]













[i] https://www.advratings.com/banking/worlds-top-banks-by-market-cap
[ii] https://www.advratings.com/europe/top-banks-in-the-uk

Sajil Koroth



Sajil Koroth is a serial entrepreneur with a record of impact at brands like LearnVest, Oracle, and IHS Markit. Before starting KapitalWise, Sajil led engineering at LearnVest and IHS Markit and co-founded two FinTech startups in New York. Sajil has more than 15 years of experience in financial product development, engineering, data science, and machine learning. Sajil is a skilled strategist and operator with subject matter knowledge in wealth management, mutual funds and fixed income, strategy, and operations. He holds an undergraduate degree from the University of Calicut and a postgraduate degree in computer science from the University of Madrasas.

Board Members & Advisors



Paul Stamoulis
Board Member



Rajitha
Lakshmanan
Board Member



Dr. Manuel Morales, Phd.
Chief AI
National Bank of Canada

Product Roadmap

KapitalWise is developing several new features for its platform with plans to roll them out in 2020, including:

• *Customer relationship management (CRM) lead generation tool (May 2020):* Integrates KapitalWise insights with bank's internal CRM systems. This will help bank relationship managers autogenerate qualified deals and improve the customer interactions.

• *Consumer taste profile (May 2020):* Analyzes the bank consumer's spending habits to build personalized profiles based on their spending habits such as the type of restaurants they visit or online purchases they make.

• *Contextual plugins (June 2020):* Designed to offer more real-time context on consumers by analyzing locations and trips (e.g. Uber/Lyft) data. This will enable banks to offer more intelligent and personalized engagement to their customers.

• *SOC-2 certification (August 2020):* SOC-2 certification is based upon the AICPA's Trust Services Principles. The SOC-2 certification is intended to help KapitalWise partner with banks and financial institutions with less friction on the compliance process.

• *FinTech marketplace (October 2020):* Facilitate partnerships between limited service banks and providers of products such as unsecured loans, insurance, and wealth solutions.

KapitalWise



Thank You

www.kapitalwise.com



Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont’d)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company’s business,
- Liability risks and labor costs and requirements that may jeopardize the company’s business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

My name is Sajil Koroth, we are a New York-based technology platform that is helps financial institutions to personalize consumer engagement at scale using Artificial Intelligence.

Customer preferences are changing when it comes to traditional banking. They aren't looking to visit a physical branch to have a conversation about their financial future. Instead, they're selecting products one by one, and turning to fintech apps to help them manage their finances.

At KapitalWise we believe that data and analytics are at the core of every financial institution's goals of building a stronger brand through better customer experience. We use AI to help Financial Institutions provide the right financial advice, recommend the right products and measure the financial wellness of their customers. Our tech is designed to maximize the insights gained from the data to detect and predict the customer's key life events.

With a focus on customers who now expect personalization, we built unique customer-facing tools that financial institutions can now leverage in their digital experience.

It's an exciting time to be in fintech! The use of AI in the financial services industry is projected to grow significantly in the coming years. In 2017, the global AI spend in this industry was 2.5 billion dollars and is expected to reach nearly 20 billion dollars by the end of 2025.

From community banks to large financial institutions, they are all seeking to serve their customers with technologies that can quickly license and deploy at scale to compete with the Fintechs.

We are a team with a combined 150 years of experience in the financial and technology industries. We have a deep understanding of the potential gaps between traditional financial services and the needs of today's consumers. We are aiming to be the market leader in AI personalization for the financial service industry and we hope that you become part of our journey.